AMERICAN BONANZA GOLD CORP.
Suite 1238, 200 Granville Street
Vancouver, British Columbia
V6C 1S4

ADDENDUM TO PROXY MATERIALS FOR 2013 SHAREHOLDERS MEETING

Summary

Subsequent to the date of mailing of the Notice, Information Circular and form of proxy for the June 26, 2013 annual and special shareholders meeting, it was decided that shareholders should be asked to approve a proposed equity financing of up to 200,000,000 units comprised of one common share and one-half warrant. Together, the common shares subject to issuance in connection with the proposed financing along with up to 36,666,000 common shares and up to 18,333,000 common share purchase warrants to be issued under an preceding financing will represent approximately 151.45% of the outstanding common shares of American Bonanza Gold Corp. (the “Company”), assuming all warrants issued in connection with the financing are exercised in full. Management strongly recommends that shareholders vote in favour of the resolution to approve the proposed equity financing and in order to do so, asks that you please sign and return the green form of proxy or green voting information form accompanying this Addendum (either one of which is referred to in this Addendum as a “Green Proxy”) in addition to the previously supplied White Proxy.

If you have for any reason not received the original Notice, Information Circular and form of proxy, these documents can be obtained from SEDAR at www.sedar.com, or will be faxed or delivered to you by the Company upon telephone request to the Corporate Secretary of the Company at (604) 688-7523.

1.	Amendment of Notice

The Notice of Meeting is hereby amended by adding thereto as agenda Item number 7 the following:

7.

the issuance of up to 300,000,000 common shares (comprised of: (i) 200,000,000 common shares underlying 200,000,000 Units, and (ii) 100,000,000 common shares issuable upon exercise of Warrants comprised in such Units) in connection with the second tranche of the Unit Offering, as described in the Addendum to the Information Circular be approved in accordance with the rules of the TSX.

2.	Amendment of Information Circular

The annual and special meeting (the “Meeting”) of shareholders of the Company is scheduled to be held at 837 West Hastings Street, Vancouver, British Columbia, Canada on Wednesday, June 26, 2013 at 10:00 a.m., Pacific Time, for the purposes set out in the Notice of Annual and Special Meeting of Shareholders dated May 23, 2013 (the “Notice”), which was previously mailed to shareholders on May 28, 2013.

Subsequent to the date of mailing of the Notice, the Information Circular of the Company dated May 23, 2013 (the “Information Circular”) and the white form of proxy or white voting information form accompanying the Notice and Information Circular (either one of which is referred to in this Addendum as a “White Proxy”), the Board decided one additional matter should be considered by shareholders at the Meeting, namely to consider a proposed equity financing of up to 200,000,000 units comprised of one common share and one-half warrant.

In order for shareholders to ensure that their shares will be voted on this additional matter, the Company intends to adjourn the Meeting, after the matters set out in the Notice have been addressed, and reconvene it at 837 West Hastings Street, Vancouver, British Columbia, Canada on Wednesday, July 10, 2013 at 10:00 a.m., Pacific Time (the “Reconvened Meeting”), to consider the additional matters set out in this Addendum.

The Green Proxy enclosed with this Addendum does not include the matters set out in the White Proxy mailed on May 28, 2013. Please complete and return both the Green Proxy and the White Proxy.

All proxy solicitation, voting and revocation information contained in the Information Circular applies equally to the Green Proxy except that shareholders have until 10:00 a.m. (Pacific Time) on Monday, July 8, 2013 to return the Green Proxy. The Green Proxy does not affect anything on the White Proxy and you should still vote the White Proxy if you have not already done so.

Equity Financing

The directors of the Corporation are proposing that the Corporation complete a debt and equity financing (the “Financing”) of convertible debentures (the “Debenture Offering”) and units (the “Unit Offering”), respectively, each on a private placement basis to certain arms-length investors for aggregate gross proceeds of up to $12,208,300. As described below, a portion of the Unit Offering will be subject to receipt of shareholder approval and the approval of the TSX. Proceeds from the Financing will be used to fund the continued development of the Corporation’s Copperstone gold mine located in Arizona (the “Copperstone Property”) and to meet the Corporation’s short-term general working capital requirements.

Debenture Offering

The Debenture Offering is being completed with Suparna Gold Corp., a reporting issuer listed on the TSX Venture Exchange which is earning into a joint venture on the southwest target located on the Copperstone Property. In connection with the Debenture Offering, the Corporation expects to issue up to $1,000,000 of secured, subordinated, convertible debentures (the “Debentures”). The Debentures will mature on the date that is two years from the date of issuance and will be convertible at the election of the holder into units (each, a “Debenture Unit”) at a price of $0.08 per Debenture Unit. Each Debenture Unit will be comprised of one common share in the capital of the corporation (the “Debenture Shares”) and one half of one common share purchase warrant (each, a “Debenture Warrant”). Each whole Debenture Warrant will entitle the holder to purchase one common share in the capital of the Corporation (each, a “Debenture Warrant Share”) for a period of 12 months from the date of conversion at a price of $0.12 per share. The Debentures will bear interest at a rate of 12% per annum payable in cash on a quarterly basis. Assuming conversion of the Debentures, the Corporation will issue up to: (i) 12,500,000 Debenture Shares and (ii) 6,250,000 Debenture Warrant Shares. The Corporation intends to complete the Debenture Offering prior to the upcoming Meeting.

Unit Offering

The Board of Directors of the Corporation believes it is in the best interests of the Corporation to complete an offering of units to raise aggregate proceeds of up to $11,208,300. The units issuable in connection with the Unit Offering (the “Units”) will be issued at a price of $0.05 per Unit. Each Unit will be comprised of one common share (a “Unit Share”) and one half of one common share purchase warrant (each, a “Warrant”), of which each whole Warrant will entitle the holder to acquire an additional common share in the capital of the Corporation (a “Warrant Share”) at a price of $0.08 for a period of 12 months from the date of issuance. The Corporation may pay a finder’s fee to certain arms-length finders in an amount equal to 7% of the gross proceeds attributable to the efforts of the respective finders in procuring subscribers to the Unit Offering.

The Unit Offering will be completed in tranches. In connection with the first tranche, the Corporation expects to receive proceeds of up to $1,208,300 and issue up to 24,166,000 Unit Shares to subscribers. In addition, the Corporation will issue Warrants to purchase up to 12,083,000 Warrant Shares in connection with the first tranche of the Unit Offering. When combined with the 3,600,000 shares recently made issuable pursuant to warrants issued by the Corporation in respect of other minor debt financings, and shares issuable in connection with the potential conversion of the Debentures, a total of 58,599,000 common shares have been issued and made issuable (including shares issuable upon conversion of the Debenture) representing approximately 24.9% of the current issued and outstanding shares of the Corporation. The Corporation intends to complete the first tranche prior to the upcoming Meeting.

The Corporation is seeking approval of shareholders in connection with the second tranche of the Unit Offering pursuant to which the Corporation expects to receive proceeds of up to $10,000,000 and issue up to 200,000,000 Unit Shares to subscribers representing approximately 85.32% of the current issued and outstanding shares of the Corporation on a non-diluted basis. In addition, the Corporation will issue Warrants to purchase up to 100,000,000 Warrant Shares in connection with the second tranche of the Unit Offering. The Corporation will only complete the second tranche of the Unit Offering, if at all, following receipt of shareholder approval, as described below.

Assuming: (i) completion of the Financing for the maximum amounts anticipated, (ii) exercise of the Warrants issued in connection with the Unit Offering, and (iii) conversion of the Debentures into Debenture Units, the Corporation will issue up to an aggregate of 354,999,000 common shares comprised of: (i) 224,166,000 Unit Shares, (ii) 112,083,000 Warrant Shares, and (iii) 18,750,000 common shares in connection with the Debenture Offering.

Shareholder Approval

Pursuant to the requirements of the TSX, shareholder approval is required in connection with a private placement of securities that will result in a listed company issuing more than 25% of its issued and outstanding common shares on a non-diluted basis. The number of Unit Shares issued and Warrant Shares issuable in connection with the Financing is 354,999,000 (being up to 224,166,000 Unit Shares, up to 112,083,000 Warrant Shares, and up to 18,750,000 shares being made issuable pursuant to the Debenture Offering) will, in the aggregate, represent approximately 151.45% of the Corporation’s total issued and outstanding common shares prior to the completion of the Financing on a non-diluted basis. Accordingly, the completion of the second tranche of the Unit Offering is subject to the approval of a majority of disinterested shareholders of the Corporation.

Shareholder approval must be obtained by ordinary resolution of disinterested shareholders, which requires a majority of more than 50% of the votes cast in favour of the resolution. The corporation excepts the Unit Offering to be entirely arms-length and that accordingly, all shareholders will be entitled to vote.

The Board does not believe that the completion of the Unit Offering, alone or in conjunction with the Debt Offering, will materially affect control of the corporation as it will not result in the creation of a control person.

Board’s Analysis

The Board of Directors is mindful of the equity dilution resulting from the Financing but believes that it is in shareholders’ best interests to approve the completion of the second tranche of the Unit Offering. The ramping up of production to design rates at the Copperstone Property is pivotal and the Corporation’s future is closely tied to the success of such development. The continuation of such production improvements will be largely funded by proceeds from the Financing, assuming shareholders approve the portion that is subject to shareholder approval. Specifically, the failure of shareholders to approve the issuance of up to 200,000,000 Unit Shares and 100,000,000 Warrant Shares in connection with the second tranche of the Unit Offering could result in the Company being unable to secure the required funds necessary to continue the ramp up of production at the Copperstone Property with potentially adverse effects on the project and the Corporation.

For the above reasons, the Board recommends that shareholders vote in favour of the second tranche of the Unit Offering that will result in the issuance of an aggregate of up to 300,000,000 common shares, representing more 25% of the Corporation’s issued and outstanding shares.

At the Meeting, Shareholders will be asked to vote on the following special resolution, with or without variation:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

a.

the issuance of up to 300,000,000 common shares (comprised of 200,000,000 Unit Shares and 100,000,000 Warrant Shares) in connection with the second tranche of the Unit Offering as described in the Addendum to the Information Circular be approved in accordance with the rules of the TSX;

b.

the Corporation be authorized to revoke this ordinary resolution and abandon or terminate the Financing if the Board deems it appropriate and in the best interest of the Corporation to do so without further confirmation, ratification or approval of the shareholders; and

c.

any one director or officer of the Corporation be and is hereby authorized and directed to do all such acts and things and to execute and delivery, under the corporate seal of the Corporation or otherwise, all such deeds, documents, instruments and assurance as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

It is possible that the resolution may be amended at the time of the Meeting to account for any matters that arise prior to the Meeting. In particular, the Corporation may determine to decrease the amount of the Debenture Offering, in which case it may elect to increase the amount of the Unit Offering by a proportionate amount. In any case however, the total number of shares made issuable will not be increased above that disclosed above. Management does not have any reason at this time to believe an amendment to the form of resolution will be proposed. If this assumption changes, the Company will issue a press release disclosing the revised terms of the Financing.

DATED at Vancouver, British Columbia, this 10th day of June, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

Signed: Brian Kirwin

Chief Executive Officer